April 21, 2005



Mr. William M. Lowe, Jr.
Vice President, Chief Financial Officer and Chief Operating
Officer
Unifi, Inc.
7201 West Friendly Avenue
Greensboro, NC 27419-9109

RE:	Form 10-K for the fiscal year ended June 27, 2004
	File Date: September 17, 2004
	File No. 001-10542

Dear Mr. Lowe,

	We have completed our review of your Form 10-K and related filings and have no further comments at this time.

								Sincerely,



									George F. Ohsiek, Jr.
									Branch Chief